UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2026

NewHold Investment Corp III

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42541	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

52 Vanderbilt Avenue Suite 2005 New York, NY	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 655-8504

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	NHICU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	NHIC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	NHICW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

As previously disclosed, on May 26, 2026, NewHold Investment Corp III, a Cayman Islands exempted company with limited liability (the “SPAC” or “NewHold”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NewCleo Ltd., a private limited company incorporated under the laws of England and Wales (and, following the re-registration to a public limited company under the laws of England and Wales, the “Company” or “Newcleo”), newcleo1 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), and newcleo2 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 2”, and, together with Merger Sub 1, the “Merger Subs”, and the Merger Subs, together with the Company, the “Company Parties”), pursuant to which, among other transactions, Merger Sub 1 will merge with and into the SPAC, as a result of which the separate corporate existence of Merger Sub 1 will cease and the SPAC will continue as the surviving company in such merger and as a wholly owned subsidiary of the Company (the “First Merger” and the post-First Merger surviving company, the “First Merger Surviving Company”), and First Merger Surviving Company will merge with and into Merger Sub 2, as a result of which the separate corporate existence of First Merger Surviving Company will cease and Merger Sub 2 will continue as the surviving company in such merger and a direct, wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Mergers” or “Business Combination”).A copy of the Business Combination Agreement is filed as Exhibit 2.1 to the SPAC’s Current Report on Form 8-K filed on May 27, 2026, and is incorporated herein by reference.

Furnished as Exhibit 99.1 and incorporated into this Item 7.01 by reference is an email from the SPAC’s CEO to investors regarding the Business Combination, dated May 27, 2026.

Furnished as Exhibit 99.2 and incorporated into this Item 7.01 is a Wall Street Journal article, dated May 27, 2026, regarding the Business Combination.

Furnished as Exhibit 99.3 and incorporated into this Item 7.01 is a LinkedIn post the by SPAC, dated May 27, 2026, regarding the Business Combination.

Furnished as Exhibit 99.4 and incorporated into this Item 7.01 is a LinkedIn post by the Company, dated May 27, 2026, regarding the Business Combination.

Furnished as Exhibit 99.5 and incorporated into this Item 7.01 is the LinkedIn post by the Company’s Founder and CEO, dated May 27, 2026, regarding the Business Combination.

The information in this Item 7.01 and Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, and Exhibit 99.5 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Shareholders

NewHold and NewCleo intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of NewHold and a prospectus of NewCleo (the “Proxy Statement/Prospectus”) in connection with the Business Combination, the private placements of securities in connection with the Business Combination, if any (the “Private Placement Transactions”), and the other transactions contemplated by the Business Combination Agreement and/or as described in this Form 8-K (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of NewHold as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. NewHold and/or NewCleo will also file other documents regarding the Proposed Transactions with the SEC. This Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF NEWHOLD AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH NEWHOLD’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWHOLD, NEWCLEO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by NewHold and NewCleo, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: NewHold Investment Corp. III, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, or to: NewCleo Ltd., 55 South Audley Street London, W1K 2QH, United Kingdom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by NewCleo in connection with the Proposed Transactions have not been registered under the Securities Act, except pursuant to the Registration Statement once declared effective by the SEC, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

NewHold, NewCleo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination. A list of the names of NewHold’s directors and executive officers and information regarding their interests in the Business Combination and their ownership of NewHold’s securities is, or will be, contained in NewHold’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination, including the names and interests of NewCleo’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by NewHold and NewCleo with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization, with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of NewHold or NewCleo, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this Form 8-K other than statements of historical fact, including, without limitation, statements regarding the Business Combination between NewHold and NewCleo; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from any investments or other financing arrangements; the anticipated use of proceeds from such investments or financing arrangements; NewCleo’s development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of NewCleo’s demonstration projects, fuel facilities, reactor deployments and licensing activities; NewCleo’s ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; NewCleo’s expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “develop,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of NewHold and NewCleo and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against NewHold, NewCleo, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain NewHold shareholder approval or satisfy other closing conditions; (4) the inability to complete any Private Placement Transactions or other financing arrangements on the expected terms, or at all; (5) changes to the structure, timing or terms of the Proposed Transactions; (6) the ability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans, operations, relationships with customers, suppliers, regulators, partners and employees, or NewCleo’s ability to retain key personnel; (8) the ability to recognize the anticipated benefits of the Business Combination, including the ability to fund and execute NewCleo’s technology development, licensing, manufacturing, fuel supply and commercialization plans; (9) risks related to NewCleo’s early stage of development, limited operating history and expected need for substantial additional capital to develop, license, construct and commercialize its technologies and facilities; (10) risks related to the development, demonstration, licensing and deployment of advanced nuclear technologies, including NewCleo’s lead-cooled fast reactor technology and mixed-oxide fuel strategy; (11) risks related to technical performance, engineering, manufacturing, construction, supply chain, fuel availability, cost estimates, project delays, cost overruns, corrosion, materials performance, safety, reliability and other development or operational challenges; (12) risks related to obtaining, maintaining or complying with required regulatory approvals, permits, authorizations, licenses and export control approvals in the United States, the United Kingdom, France, Italy, the European Union and other jurisdictions in which NewCleo may operate; (13) changes in market, regulatory, political and economic conditions affecting the nuclear energy industry, advanced reactor development, energy markets, capital markets and infrastructure financing; (14) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (15) the level of redemptions of NewHold’s public shareholders, which may reduce the amount of cash available to the combined company and may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing or trading of securities of NewHold or NewCleo; (16) risks related to increased competition in the industries in which NewCleo will operate; (17) risks related to changes in U.S. or foreign laws and regulations applicable to nuclear energy, export controls, sanctions, trade restrictions, foreign investment, environmental protection, health and safety, securities and public company reporting; (18) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, litigation, cybersecurity incidents, geopolitical developments or other macroeconomic conditions; (19) the risk of being considered to be a “shell company” by any stock exchange on which NewCleo securities will be listed or by the SEC, which may impact the ability to list NewCleo’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; and (20) other risks detailed from time to time in NewHold’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of NewHold dated February 27, 2025 and filed by NewHold with the SEC on February 28, 2025, NewHold’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 1, 2026, the Registration Statement and Proxy Statement/Prospectus that will be filed by NewCleo and NewHold, and other documents filed by NewHold and NewCleo from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation or intends to update or revise these forward-looking statements, each of which is made only as of the date of this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Email from the SPAC’s CEO, dated May 27, 2026
99.2	Wall Street Journal article, dated May 27, 2026
99.3	LinkedIn post the by SPAC, dated May 27, 2026
99.4	LinkedIn post by the Company, dated May 27, 2026
99.5	LinkedIn post by the Company’s Founder and CEO, dated May 27, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NewHold Investment Corp III

By:	/s/ Polly Schneck
Name:	Polly Schneck
Title:	Chief Financial Officer

Dated: May 27, 2026